Exhibit 99.2

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces the Departure of its President and Chief Financial Officer

TORONTO, ON, December 9th, 2011 – Transition Therapeutics Inc. (“Transition”) (TSX: TTH) today announces that Mr. Elie Farah, the Company’s President and Chief Financial Officer has left the Company to pursue new challenges.  During his time at Transition, Mr. Farah played an instrumental role in the Company listing on the NASDAQ, completing several equity financings, managing and executing multiple company acquisitions as well as licensing agreements with large pharmaceutical companies.

Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition commented, “Mr. Farah is a talented executive who always served the Company in a highly committed and effective manner that was appreciated by the Board.  We are very grateful for his many meaningful contributions during his tenure at Transition and we wish him much success in his future endeavors.”

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:
Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.                                                                           .
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com